August 31, 2018

William Kerby
Chief Executive Officer
Monaker Group, Inc.
2893 Executive Park Drive, Suite 201
Weston, FL 33331

       Re: Monaker Group, Inc.
           Registration Statement on Form S-3
           Filed August 21, 2018
           File No. 333-226951

Dear Mr. Kerby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya K. Aldave at (202) 551-3601 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure
cc:    David M. Loev, Esq.